[WR LETTERHEAD]

Via EDGAR and Facsimile

October 7, 2008

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Tracey Houser, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

RE:	Optical Cable Corporation

Form 10-K for the Fiscal Year Ended October 31, 2007

Filed January 29, 2008

Forms 10-Q for the Fiscal Quarters Ended January 31, 2008 and

April 30, 2008

File No. 0-27022

Dear Mr. O’Brien and Ms. Houser:

On behalf of our client Optical Cable Corporation, (“Optical Cable”), we are providing responses to the Staff’s letter of comments, dated September 23, 2008 (the “Staff Letter”), with respect to Optical Cable’s Form 10-K for the Fiscal Year Ended October 31, 2007 and Optical Cable’s Forms 10-Q for the Fiscal Quarters Ended January 31, 2008, April 30, 2008 and July 31, 2008. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier for delivery on October 8, 2008.

Annexed to this letter is a copy of the Staff Letter. Set forth below are Optical Cable’s responses to the Staff Letter. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K and Form 10-Q. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K or Form 10-Q, unless the context indicates otherwise.

823 East Main Street, Suite 1200 / Richmond, Virginia 23219

804 343-5020 / Fax 804 343-5021

Offices also in Blacksburg, Danville, Lynchburg and Roanoke, Virginia

Form 10-K for the Fiscal Year Ended October 31, 2007

COMMENT:

Exhibit 13

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 7

1.	In your response to comment 1 in our letter dated August 14, 2008, you describe several conditions resulting in your inability to meaningfully separate and quantify various factors affecting sales in a given period. You cite these conditions as the reason your discussions of sales have been less specific and not individually quantified. You also state you are unable to perform meaningful comparisons of gross profit margins from quarter to quarter or year to year and unable to do an in-depth product mix analysis. In future filings, please expand your discussion of sales and gross profit to disclose these facts and to discuss the reasons. Please consider what disclosure is appropriate regarding the effect your inability to meaningfully analyze specific factors underlying your operations has on your ability to respond to trends, adjust to market conditions, and otherwise manage your business. Disclose the actions management is taking to address these challenges.

RESPONSE:

As requested, in future filings, Optical Cable will expand its discussion to explain how the diversity of its products impacts sales and gross profit margin comparisons. Optical Cable will highlight meaningful comparisons and provide cautionary guidance in its disclosures to allow readers to understand and appropriately discern the product mix analysis as it relates to sales and gross profit margin comparisons. Optical Cable will continue to perform quarterly reviews of its product mix to identify and determine whether additional meaningful comparisons may be made. If such additional comparisons may be made, Optical Cable will disclose those comparisons, to the extent they provide significant insight into the fluctuations in product mix, sales and gross profit margins.

Optical Cable also will continue to perform analysis each quarter to search for and identify any potential trends and identify adjustments relating to market conditions. Optical Cable will disclose such trends and identified market adjustments in its periodic filings as suggested to the extent identified.

The challenges described in performing a meaningful detailed analysis of factors affecting net sales and gross profit margins are inherent in Optical Cable’s business and industry and are more a result of the nature of the Company’s large product variety, large number and different types of customers and end-users in various industries, ability for end-users to use similar products of the Company in multiple and varied applications, and distribution channels obscuring end-use, making discerning meaningful trends or underlying causes difficult (please refer to our response dated September 16, 2008, to your letter dated August 14, 2008 for a further discussion), and less a result of system limitations. Therefore, Optical Cable believes it is no less able to describe its business than others with a like number of products, similar customer and end-users across numerous industries, and similar distribution channels.

COMMENT:

(4) Note Receivable, page 25

2.	We note your response to comment 3 in our letter dated August 14, 2008. It appears your position is that the stated maturity date in the note receivable agreement is not substantive; therefore, it should not be considered a stated maturity date when considering the guidance in paragraph 8 of SFAS 114 when assessing if a note receivable is considered impaired. Based on the following, it is unclear to us how you determined that the stated maturity date is non-substantive:

•

A maturity date was contemplated when the original note receivable agreement was finalized. As such, there is a presumption that consideration was given for a stated maturity date. Otherwise, the note receivable agreement would have been silent on a maturity date or would have been a demand note.

•

Both parties have gone through the effort of amending the note receivable agreement three times to revise the stated maturity agreement. As such, there is a presumption that the stated maturity date is of significance.

•

Assuming July 31, 2006 was the original stated maturity date, when Applied Optical Systems, Inc. was not able to meet this stated maturity date, you also amended the note receivable agreement to turn it into a demand note.

Therefore, it continues to appear that the note receivable did have an original maturity date that is substantive and should be considered impaired based on the guidance in paragraph 8 of SFAS 114. It should be noted that a note receivable that is considered impaired in accordance with the guidance in paragraph 8 of SFAS 114 does not necessarily result in an impairment charge based on the guidance in paragraph 17 of SFAS 114. In future filings, please revise your disclosures, as previously requested:

•	A statement as to whether the note receivable is impaired based on the guidance in paragraph 8 of SFAS 114.

•

An explanation as to how you determined it is probable that you will be able to collect all other amounts due under the note receivable agreement. If you are relying, in part, on the personal guarantees of the two founders of the Borrower, please explain how you determined that the founders will be able to fulfill these potential obligations. Please clarify how this determination relates to your decision to stop accruing interest owed under the contract. Refer to SFAS 114, as amended, for guidance,

•	A brief discussion of the Borrower’s operating results, including whether the Borrower is generating profits and positive operating cash flows.

Please provide us with the disclosure you intend to include in future filings.

RESPONSE:

In the judgment of management of Optical Cable, the maturity date of the note receivable is non-substantive for the reasons set forth in Optical Cable’s response dated September 16, 2008, to your letter dated August 14, 2008, and therefore believes the note receivable should not be classified as impaired pursuant to SFAS 114, again for the reasons set forth in our response dated September 16, 2008, to your letter dated August 14, 2008.

Optical Cable understands and respects the SEC Staff’s reasons for believing the note receivable meets a strict interpretation of the definition of impairment under SFAS 114, even though Optical Cable has reached a different conclusion after careful consideration of what it believes to be a practical and reasonable interpretation of SFAS 114.

As set forth in further detail in our response dated September 16, 2008, to your letter dated August 14, 2008, Optical Cable has previously performed analyses on a quarterly basis to determine whether the Borrower had the ability to repay the note receivable, including principal and interest. Without repeating the discussion set forth in our response dated September 16, 2008, Optical Cable’s analyses, including a valuation analysis of the Borrower performed by an independent consultant, caused it to reach the conclusion that the Borrower would be able to fully repay the note receivable and that the note receivable was properly recorded at no more than net realizable value on Optical Cable’s balance sheet.

However, given the SEC Staff’s disagreement with Optical Cable regarding whether the note receivable should be classified as “impaired” pursuant to SFAS 114, in future filings Optical Cable will indicate that the note receivable from the Borrower meets the strict definition of an impaired loan according to paragraph 8 of SFAS 114 and will provide the disclosures required, as applicable. Optical Cable’s future disclosure will also include an explanation as to how Optical Cable determined it is probable that it will be able to collect all other amounts due under the note. Additionally, Optical Cable will clarify how the determination relates to its decision to stop accruing interest owed under the note.

Very truly yours,

WOODS ROGERS PLC

Brian Michael Brown

cc:	Neil D. Wilkin, Jr., President, CEO and Chairman of the Board

Tracy Smith, Vice President and Chief Financial Officer

Nick Conte, Woods Rogers PLC

T. Douglas McQuade, KPMG LLP